UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-27882                      CUSIP Number: 224173 10 4

(Check One):  [ ] Form 10-K  [ ] Form 10-KSB  [X] Form 10-Q   [ ] Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended:  June 30, 1997
                 ----------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


                           Craig Consumer Electronics
                           --------------------------
                             Full Name of Registrant

                                      N/A
                            -------------------------
                            Former Name if Applicable

                            13845 Artesia Boulevard
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                           Cerritos, California 90703
                           --------------------------
                            City, State and Zip Code


                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]   (b) The subject annual report,  semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c) The  accountant's  statement  or  other  exhibit  required  by rule
          12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Registrant, due to cash flow shortages created by excessive returns and other events and due to the Registrant's recent Chapter 11 filing, currently does not have the resources nor access to the necessary accounting personnel to accurately complete its quarterly financial statement. Also, the Registrant's management has limited capacity by reason of the circumstances giving rise to the bankruptcy and the attention required to be devoted in order to properly implement the bankruptcy case in the hope of reorganizing the Registrant under Chapter 11.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Tony Chow               562                     926-9944
           -------------------------------------------------------------
           (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                       [X]  YES  [ ]  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                               [X]  YES  [ ]  NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the Registrant will have a significant loss during the quarter ended June 30, 1997. Due to the financing limitations that affected the ability of the Registrant to obtain inventory to effect sales, sales were extremely limited during the quarter ended June 30, 1997. The
Registrant estimates that sales were approximately $6,629,000 and that the Company suffered a net loss for the June 30, 1997 quarter of approximately $5,073,000. During the quarter ended June 30, 1996, the Registrant's net sales were approximately $11,791,000 and its net loss was $737,000.


                        Craig Consumer Electronics, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 13, 1997                     By: /s/ Tony Chow
                                              ----------------------------------
                                              Tony Chow, Chief Financial Officer